The attached Articles of the Company were altered on November 10, 2014 by adding the following paragraph, as authorized by resolution of the shareholders on November 10, 2014:

14.12 Nominations Of Directors.

(a) Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company. Nominations of persons for election to the board may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors:

(1) by or at the direction of the board, including pursuant to a notice of meeting;

(2) by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the *Business Corporations Act*, or a requisition of the shareholders made in accordance with the provisions of the *Business Corporations Act*; or

(3) by any person who:

(i) at the close of business on the date of the giving of the notice provided for in this Article 14.12 and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns one or more shares that are entitled to be voted at such meeting; and

(ii) complies with the notice procedures set forth below in this Article 14.12,

(a "Nominating Shareholder").

(b) In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the secretary of the Company, if any, or such other officer of the Company acting in that capacity, at the principal executive offices of the Company.

(c) To be timely, a Nominating Shareholder's notice under Article 14.12(b) must be made:

(1) in the case of an annual meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders, provided, however, that if the annual meeting of shareholders is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the meeting was made (the "Notice Date"), notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and

(2) in the case of a special meeting of shareholders which is not also an annual meeting, and is called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the Notice Date.

In no event shall any adjournment or postponement of a meeting of shareholders, or the announcement of an adjournment or postponement, commence a new time period for the giving of a Nominating Shareholder's notice as described above.

(d) To be in proper written form, a Nominating Shareholder's notice under Article 14.12(b) must set forth:

(1) for each person whom the Nominating Shareholder proposes to nominate for election as a director:

(i) the name, age, business address and residential address of the person;

(ii) the principal occupation or employment of the person;

(iii) the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the person as of the date of the notice and as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred); and

(iv) any other information relating to the person that would be required to be disclosed in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the *Business Corporations Act* and Applicable Securities Laws (as defined below); and

(2) for the Nominating Shareholder giving the notice, any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote any shares of the Company and any other information relating to such Nominating Shareholder that would be required to be made in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the *Business Corporations Act* and Applicable Securities Laws (as defined below).

(e) The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as an independent director of the Company or that could be material to a reasonable shareholder's understanding of the independence, or lack thereof, of such proposed nominee.

(f) No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of this Article 14.12, provided, however, that nothing in this Article 14.12 shall be deemed to preclude discussion by a shareholder at a meeting of shareholders of any matter, other than the nomination of directors, in respect of which the shareholder would have been entitled to submit a proposal pursuant to the provisions of the *Business Corporations Act*. The chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in this Article 14.12 and, if any proposed nomination is not in compliance with this Article 14.12, to declare that such defective nomination shall be disregarded.

(g) For purposes of this Article 14.12:

(1) "public announcement" shall mean disclosure in:

(i) a press release reported by a national news service in Canada; or

(ii) a document publicly filed by the Company under its profile on the System of Electronic Document Analysis and Retrieval (SEDAR), or such other electronic disclosure service as the Company is required to utilize for the filing of continuous disclosure documents pursuant to Applicable Securities Laws; and

(2) "Applicable Securities Laws" means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such legislation, and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada.

(h) Notice given under Article 14.12(b) may only be given by personal delivery, facsimile transmission or email, and shall be deemed to have been given and made at the time it is sent to the secretary of the Company, if any, or such other officer of the Company acting in that capacity, by:

(1) personal delivery to the address of the principal executive offices of the Company;

(2) facsimile transmission, at such facsimile number as stipulated from time to time for the purposes of this notice by the secretary of the Company, if any, or such other officer of the Company acting in that capacity, and provided that receipt of confirmation of such transmission has been received; or